Nexa Reports Fourth Quarter and Full Year 2024 Exploration Results

Luxembourg, February 11, 2025 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the fourth quarter and full year of 2024. This document contains forward-looking statements.

Summary

Nexa’s 2024 drilling strategy focused on near-mine expansion, brownfield and infill drilling, and the exploration of promising greenfield projects.

At the end of the fourth quarter, cumulative drilling totaled 229,148 meters, comprising 63,779 meters of exploration drilling and 165,369 meters of mining infill drilling. Exploration drilling fell approximately 8% short of the annual target, primarily due to operational challenges at Aripuanã and Vazante, as well as heavy rainfall at Cerro Lindo. In 4Q24, exploration drilling totaled 19,121 meters, with 12,910 meters completed in Peru (with eight rigs), 4,937 meters in Brazil (with six rigs), and 1,273 meters in Namibia (with one rig). This includes 7,204 meters dedicated to early-stage greenfield projects in Brazil and Peru. For 1Q25, exploration drilling plans include 7,050 meters in Peru (with six rigs) and 6,310 meters in Brazil (also with six rigs), totaling 13,360 meters.

Highlights

•	Cerro Lindo, Orebody 8C: 4.65 meters at 2.89% Zn, 0.79% Pb, 0.08% Cu, and 41.7 g/t Ag in drill hole PECLD07657 from 718.2 meters.
•	Aripuanã, Massaranduba target: 10.1 meters at 8.04% Zn, 1.95% Pb, 0.28% Cu, 45.16g/t Ag and 0.15g/t Au in drill hole BRAPD000201 from 458.0 meters.
•	Vazante, Sucuri target: 4.7 meters at 15.18% Zn, 0.19% Pb, and 30.12g/t Ag in drill hole MVZMV420P14170D18 from 208.7 meters.
•	El Porvenir, Integración target: 28.7 meters at 3.07% Zn, 1.60% Pb, 0.11% Cu, 91.97 g/t Ag, and 0.87 g/t Au in drill hole PEEPD02857 from 333.6 meters.

Commenting on the report, Jones Belther, Senior Vice President of Technical Services & Business Development, stated: “During 2024, we achieved 92% of our planned drilling activities, completing 63,779 meters of exploration drilling out of the planned 69,200 meters. Our brownfield exploration programs progressed well, focusing on expanding our portfolio and aiming at future extension of the life of our mines. At Cerro Lindo, drilling confirmed the depth and continuity of mineralization in Orebodies 8B and 8C. At Aripuanã, exploration of the Massaranduba target, located 3 km southeast of Babaçu, confirmed significant intercepts and continuity of mineralization. At Vazante, results validated mineralization at the Lumiadeira target and confirmed extensions at the Sucuri target. Additionally, at our Pasco complex, exploration continues to confirm the expansion of the mineralized zone at the Integración target. In 2025 a total of 82,340 meters of drilling is planned, of which 62% will be allocated in Peru.”

Cerro Lindo

In 4Q24, the exploration program remained focused on expanding known orebodies southeast of Cerro Lindo, with drilling targeting the extensions of mineralized zones in Orebodies 8B and 8C.

During the period, 4,172 meters of exploration drilling and 10,188 meters of mining infill drilling were completed, bringing the 2024 totals to 23,295 meters and 45,830 meters, respectively.

Drilling results from hole PECLD07657 confirmed the continuity of mineralization in Orebody 8C, with an intercept of 4.7 meters at 2.89% Zn, 0.79% Pb, 0.08% Cu, and 41.7 g/t Ag.

Note: Intervals without reported assays either contain no consistent samples > 2.0% Zinc + Lead or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

390000
392000
394000
8558000
8556000
8554000
N
PUCASALLA
2024 drilling program
Surface drilling
Underground drilling
Drillholes 1Q, 2Q, 3Q
Drillholes 4Q
Mineralization
2 km
OB6A
CERRO LINDO
OB9
OB8C
OB8B
PECLD07659
PECLD07693
PECLD07738
PECLD07657
A
B

2

In 1Q25, we plan to continue exploring the extensions of Orebodies 8B and 8C with two rigs. Underground drilling will prioritize extending Orebody 8B (600 meters) and Orebody 8C (1,650 meters), for a total of 2,250 meters.

Aripuanã

Our exploration strategy at Aripuanã remained focused on the Massaranduba target, aiming to identify new mineralized zones.

In 4Q24, we completed 1,897 meters of exploration drilling and 8,213 meters of mining infill drilling, bringing the 2024 totals to 6,532 meters and 36,183 meters, respectively. Drilling execution fell short of plan this quarter due to operational challenges.

Results from drill hole BRAPD000201 confirmed the continuity of mineralization, with an intercept of 10.1 meters at attractive grades such as 8.04% Zn, 1.95% Pb, 0.28% Cu, 45.16g/t Ag and 0.15g/t Au.

3

Note: Intervals without reported assays either contain no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

4

5

In 1Q25, we plan to drill 2,150 meters at the Massaranduba target with two rigs to further delineate new mineralized zones and enhance geological confidence.

Vazante

The brownfield exploration program at Vazante remains focused on expanding mineralized zones near the mine. In 4Q24, we completed 2,770 meters of exploration drilling. with 701 meters at Vazante Sul, 332 meters at Extremo Norte, 1,671 meters at Lumiadeira and 66 meters at Conexão Sucuri Norte, totaling 8,324 meters in 2024. Additionally, we completed 13,170 meters of mining infill drilling at the Vazante and Extremo Norte mines with five rigs, totaling 43,562 meters in 2024.

Drilling results continue to confirm mineralization extensions at the Sucuri target (hole MVZMV420P14170D18): 4.7 meters at 15.18% Zn, 0.19% Pb, and 30.12g/t Ag. Drilling results from hole BRBVZMVD000024 confirmed mineralization at the Lumiadeira target, with an intercept of 1.5 meters at 15.48% Zn, 0.22% Pb, and 28.63 g/t Ag.

VAZANTE - 4Q24 - MAIN INTERSECTIONS							
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Ag g/t
BRBVZMVD000025	Lumiadeira Sul	NSI	NSI	NSI	NSI	NSI	NSI
BRBVZMVD000026	Lumiadeira	PAR	PAR	PAR	PAR	PAR	PAR
MVZMV420P14170D18	Sucuri	208.7	213.3	4.7	15.18	0.19	30.12
BRBVZEND000069	Sucuri Norte	448.5	449.5	1.0	8.29	0.13	2.70
BRBVZMVD000023	Sucuri	435.5	436.5	1.0	10.61	0.12	14.50
BRBVZEND000072	Sucuri Norte	NSI	NSI	NSI	NSI	NSI	NSI
BRBVZMVD000028	Lumiadeira	PAR	PAR	PAR	PAR	PAR	PAR
BRVZVZD000025	Vazante Sul	NSI	NSI	NSI	NSI	NSI	NSI
BRBVZMVD000024	Lumiadeira	524.6	526.1	1.5	15.48	0.22	28.63
BRBVZMVD000026	Lumiadeira	365.0	370.5	5.5	5.92	0.34	6.60
MVZMV420P14170D17	Sucuri	213.3	215.0	1.8	25.74	0.19	16.30
And	Sucuri	235.4	236.8	1.4	12.95	0.20	3.64
BRBVZEND000071	Sucuri Norte	393.5	395.0	1.5	5.45	0.13	0.60
And	Sucuri Norte	397.2	398.4	1.2	12.79	0.12	4.15
And	Sucuri Norte	417.1	419.4	2.3	9.77	0.10	6.47

Note: Intervals without assays either contain no consistent samples > 3.0% Zinc or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

6

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante Mine
Vazante
Mata Preta
Engenho Velho
Sungen
10 km
Vazante Mine
Other Targets
296000
304000
8016000
8008000
N
BRBVZEND000072
BRBVZEND000073
BRBVZEND000069
BRBVZEND000067
BRBVZEND000066
BRBVZEND000071
BRBVZMVD000023
BRBVZMVD000021
BRBVZMVD000028
BRBVZMVD000026
BRBVZMVD000025
BRBVZMVD000027
BRBVZMVD000024
MVZMV420P14170D18
MVZMV420P14170D17
Conexão
Sucuri Norte
Sucuri
Varginha
Lumiadeira
A
B
C
D
2 km
Vazante Sul
BRVZVZD000026
BRVZVZD000025
2024 Drilling
Surface
Completed
In Progress
Planned
Underground
Completed
Mineralized zone

A NW
SE B
600m
600m
BRBVZMVD000024
Lumiadeira
400m
400m
200m
Willemite breccia
Hydrothermal breccia
Pink dolomite
Phyllites and marls
Grey dolomite
1.5m @ 15.48% Zn + 0.22% Pb + 28.63 g/t Ag
200m

7

C NW
SE D
600m
600m
400m
400m
4.7m @ 15.18% Zn + 0.19% Pb + 30.12 g/t Ag
1.8m @ 25.74% Zn + 0.19% Pb + 16.30 g/t Ag
Sucuri
MVZMV420P14170D17
MVZMV420P14170D18
200m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Pink dolomite
Phyllites and marls
Grey dolomite

In 1Q25, we plan to continue the drilling program at the Vazante Sul, Lumiadeira, Sucuri, Varginha, and Conexão Sucuri Norte targets, targeting a total of 4,160 meters with six rigs. Conexão Sucuri Norte refers to the mineralized body acquired from BDMG.

El Porvenir

In 4Q24, the exploration drilling program focused on the Integración target, with 1,804 meters drilled during the quarter, bringing the total to 10,329 meters for 2024. Additionally, 6,314 meters of mining infill drilling were completed in the period, totaling 31,409 meters in 2024.

Drilling results continue to confirm the extension of the mineralized zone at the Integración target. Notable intercepts include hole PEEPD02857 (28.7 meters at 3.07% Zn, 1.60% Pb, 0.11% Cu, 91.97 g/t Ag, and 0.87 g/t Au) and hole PEEPD02878 (14.5 meters at 4.25% Zn, 0.20% Pb, 0.11% Cu, 72.33 g/t Ag, and 0.08 g/t Au).

8

EL PORVENIR - 4Q24 - MAIN INTERSECTIONS									
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEEPD02857	Integración	280.5	284.2	3.8	23.35	9.84	0.58	187.60	18.45
And	Integración	320.0	327.4	7.4	1.98	0.82	0.12	661.07	0.48
Including	Integración	320.0	322.1	2.1	5.94	2.36	0.28	2308.50	1.07
And	Integración	333.6	362.3	28.7	3.07	1.60	0.11	91.97	0.87
And	Integración	369.7	389.7	20.0	2.79	2.40	0.11	45.67	1.47
And	Integración	468.3	471.8	3.5	4.29	5.88	0.27	100.33	0.23
And	Integración	492.0	501.1	9.1	2.48	1.08	0.10	22.26	0.04
And	Integración	520.7	528.4	7.7	4.37	3.64	0.33	71.06	0.15
And	Integración	565.0	570.8	5.8	8.43	3.09	0.50	173.18	1.81
And	Integración	601.6	642.1	40.5	1.60	0.77	0.09	11.88	0.05
PEEPD02878	Integración	222.3	234.9	12.6	1.09	0.73	0.03	223.40	0.07
And	Integración	272.2	276.8	4.6	1.30	0.52	0.02	134.08	0.05
And	Integración	311.4	319.0	7.6	3.06	0.33	0.16	25.92	0.14
And	Integración	423.0	431.5	8.5	5.10	3.13	0.28	104.37	2.48
And	Integración	459.6	464.6	5.0	1.68	1.18	0.15	19.20	1.58
And	Integración	509.7	513.6	4.0	2.51	0.01	0.40	5.39	0.17
And	Integración	522.3	540.3	18.0	5.03	0.02	0.55	10.92	0.41
And	Integración	552.9	559.4	6.5	4.95	2.60	0.55	221.25	2.13
And	Integración	569.2	572.8	3.6	8.69	6.83	0.34	60.15	1.00
And	Integración	583.2	585.1	1.9	3.54	1.45	0.08	140.94	0.55
And	Integración	673.8	688.3	14.5	4.25	0.20	0.11	72.33	0.08
PEEPD02898	Integración	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02905	Integración	12.0	15.3	3.3	2.61	0.14	0.04	6.87	0.29
PEEPD02912	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD02915	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR

Note: Intervals without assays either contain no consistent samples > 2.0% Zinc + Lead or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

9

366000
367000
368000
369000
8831000
8830000
8829000
8828000
8827000
8826000
N
V27
OB13
OB23
CNE
Anita
San Gerardo
open pit
OB17
OB10
PEEPD02905
Prvs
B
D
PEEPD02898
PEEPD02912
PEEPD02915
PEEPD02703
Integración
PEEPD02857
PEEPD02878
PEEPD02820
PEEPD02716
PEEPD02732
PEEPD02748
PEEPD02764
C
A
PEEPD02802
PEEPD02839
PEEPD02781
Atacocha
El Porvenir
CN3
V1204
Don Lucho
Boc +80
PEEPD02709
PEEPD02737
PEEPD02704
Porv9
PEEPD02729
Pique Picasso
VAM
Progreso
P2SW
Sara
Known Ore Bodies
Claim limit
2024 underground drilling
Drillholes 1Q, 2Q & 3Q
Drillholes 4Q
1km

10

A
B
3400
3400
Integración
7.4m @ 1.98% Zn + 0.82% Pb + 0.12% Cu + 661.07 g/t Ag + 0.48 g/t Au
3200
PEEPD02692
PEEPD02522
28.7m @ 3.07% Zn + 1.60% Pb + 0.11% Cu + 91.97 g/t Ag + 0.87 g/t Au
20.0m @ 2.79 Zn% + 2.40 Pb % + 0.11 Cu% + 45.67 Ag g/t + 1.47 Au g/t
3000
9.1m @ 2.48% Zn + 1.08% Pb + 0.10% Cu + 22.26 g/t Ag + 0.04 g/t Au
7.7m @ 4.37% Zn + 3.64% Pb + 0.33% Cu + 71.06 g/t Ag + 0.15 g/t Au
2800
Mineralization
Breccia
Marble
Skarn
Skarn (magnetite)
Intrusive
Andesite
Sandstone
Limestone
40.5m @ 1.60% Zn + 0.77% Pb + 0.09% Cu + 11.88 g/t Ag + 0.05 g/t Au
PEEPD02857
200 m

11

C
D
12.6m @ 1.09% Zn + 0.73% Pb + 0.03% Cu + 223.40 g/t Ag + 0.07 g/t Au
4.6m @ 1.30% Zn+ 0.52% Pb + 0.02% Cu + 134.08 g/t Ag + 0.05 g/t Au
7.6m @ 3.06% Zn + 0.33% Pb + 0.16% Cu + 25.92 g/t Ag + 0.14 g/t Au
8.5m @ 5.10 Zn%+ 3.13% Pb + 0.28% Cu + 104.37 g/t Ag + 2.48 g/t Au
5.0m @ 1.68% Zn+ 1.18% Pb + 0.15% Cu + 19.20 g/t Ag + 1.58 g/t Au
18.0m @ 5.03% Zn+ 0.02% Pb + 0.55% Cu + 10.92 g/t Ag + 0.41 g/t Au
6.5m @ 4.95% Zn + 2.60% Pb + 0.55% Cu + 221.25 g/t Ag + 2.13 g/t Au
1.9m @ 3.54% Zn + 1.45% Pb + 0.08% Cu + 140.94 g/t Ag + 0.55 g/t Au
14.5m @ 4.25% Zn + 0.20% Pb + 0.11% Cu + 72.33 g/t Ag + 0.08 g/t Au
Integración
PEEPD02802
PEEPD02878
PEEPD02781
3000
Mineralization
Breccia
Marble
Skarn
Skarn (magnetite)
Intrusive
Andesite
Sandstone
Limestone
200 m

In 1Q25, we will continue drilling the southern extension of the Integración target at the 3,300 level, aiming to further extend the mineralization. A total of 1,400 meters is planned with one rig.

Atacocha

No drilling activities are planned at Atacocha for the next quarter. However, as mentioned in the 2Q24 report, some drill holes will be conducted within the Atacocha underground mine to explore the extension of the Integración mineralized breccia. The results of these activities will be included in the El Porvenir section in future reports.

12

Namibia

Namibia holds strategic importance for Nexa in expanding copper exploration beyond Latin America. The Namibia joint venture is well-positioned within a copper-rich province in the northern part of the country, targeting high-grade, sediment-hosted copper deposits along the prolific Tsumeb belt.

In 4Q24, drilling activities at the Tsumeb East target continued, with 1,273 meters completed, bringing the total for 2024 to 2,019 meters. However, execution fell behind schedule due to operational challenges, and no significant results were obtained.

2025 Mineral Exploration Strategy

Our 2025 exploration strategy focuses on Mineral Resource expansion through brownfield and infill drilling near operating mines, as well as extension drilling on advanced projects. A total of 82,340 meters of drilling is planned, distributed as follows: 51,000 meters in Peru (62%), 30,790 meters in Brazil (37%), and 550 meters in Namibia (1%). At Cerro Lindo, as part of the ongoing strategy to extend the life of mine, we plan to drill 7,650 meters at Orebodies 8B and 8C, located southeast of the mine. At Aripuanã, the strategy includes 10,000 meters of drilling to validate the continuity of mineralization and enhance geological confidence at the Massaranduba target, in the southeast part of the mine. At Vazante, a total of 20,790 meters of brownfield drilling is planned, including 9,800 meters to extend known orebodies such as Vazante Sul, Lumiadeira, Sucuri and Varginha, and 10,990 meters of infill drilling at Conexão Sucuri Norte to convert Inferred Mineral Resources into Indicated Mineral Resources. At the Pasco Complex (El Porvenir and Atacocha), we plan to drill 13,650 meters at the Integración target to extend the mineralized hydrothermal breccia to upper deposit levels. At the Hilarión and Florida Canyon projects, our focus remains on advancing geological mapping and integration of geological data to define future exploration strategies. In Namibia, we plan to drill the Leeulaagte target, although the drilling program is still under review. Additionally, we aim to advance our regional drilling campaigns with 29,700 meters of diamond drilling, prioritizing key exploration belts and Mineral Resource expansion. Our strategy seeks to optimize investments while strengthening our copper portfolio.

13

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil and Peruvian greenfield and brownfield projects until April 2024; Bureau Veritas for Brazil and Peruvian greenfield and brownfield projects after April 2024; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir; and ALS Global for Namibia.

Technical Information

Jose Antonio Lopes, FAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR+ at www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla located in Lima, Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

14

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

15